UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
DANAOS CORP.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

Y1968P105
(CUSIP Number)
William S. Haft, Esq.
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
(212) 506 3740
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
January 9, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sphinx Investment Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,621,621*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,621,621*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,621,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Maryport Navigation Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,621,621*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,621,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,621,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by Mr. Economou.

1	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Economou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,621,621*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,621,621*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,621,621*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Shares held by Sphinx Investment Corp., a wholly owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou.

This Schedule 13D/A is being filed by Sphinx Investment Corp. (“Sphinx”), Maryport Navigation Corp. (“Maryport”) and George Economou (“Economou,” and collectively with Sphinx and Maryport, the “Reporting Persons”).  The Reporting Persons may constitute a “group” for reporting purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to their respective beneficial ownership of the Shares (as defined below).

Except as specifically amended and supplemented by this Amendment No. 3 (“Amendment No. 3”), and by Amendment No. 2 filed on December 22, 2016 and Amendment No. 1 filed on March 29, 2016, all other provisions of the Schedule 13D filed by the Reporting Persons on August 18, 2010 (the “Original Schedule 13D”) remain in full force and effect.  The Original Schedule 13D together with each of the Amendments thereto is referred to herein as the “Schedule 13D.”  Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 3 is being filed to report changes to Item 5, Item 6 and Item 7.

Item 5.  Interest in Securities of the Issuer
This Amendment No. 3 amends and restates Item 5 to the Schedule 13D as set forth below:
In connection with the Issuer’s debt refinancing consummated on August 10, 2018, the Issuer issued to its lenders an aggregate of 99,342,271 Shares and as a result, the interests of existing holders of the Issuer’s common stock, including the Reporting Persons, were ratably diluted.
(a) As of the date hereof, Sphinx owns, and Maryport and Economou may be deemed beneficial owners of, 21,621,621 Shares, or 10.14% of the outstanding Shares.
(b) Sphinx has the sole power to vote or direct the vote of 21,621,621 Shares, subject to the Pledge Agreement (as discussed in Item 6 below and filed as Exhibit B); has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 21,621,621 Shares, subject to the Pledge Agreement (as discussed in Item 6 below); and has shared power to dispose or direct the disposition of 0 Shares.
Maryport has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,621,621 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,621,621 Shares.
Economou has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,621,621 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 21,621,621 Shares.
(c) See Item 3 above.

(d) Except as set forth above in this Item 5 and subject to the terms of the Pledge Agreement described in Item 6 below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment No. 3 amends Item 6 to the Schedule 13D by adding the following:
Pursuant to a Security Agreement dated January 9, 2017 (the “Pledge Agreement”), between Sphinx and Samsung Heavy Industries Co. Ltd (the “Secured Party”), Sphinx pledged and granted a security interest in 12,000,000 Shares in favor of the Secured Party.  The Pledge Agreement contains default and similar provisions that are standard for such agreements.  Sphinx has retained dividend and voting rights in the pledged Shares during the term of the Pledge Agreement, absent a default.
The foregoing description of the Pledge Agreement is qualified in its entirety by reference to the full text of the Pledge Agreement, which is filed herewith as Exhibit B.
Item 7.  Material to Be Filed as Exhibits
Exhibit A:	Joint Filing Agreement between the Reporting Persons
Exhibit B:	Security Agreement, dated as of January 9, 2017, between Sphinx and the Secured Party.

[SCHEDULE 13D/A SIGNATURE PAGE]
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Dr. Renato Cefai Name: Dr. Renato Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Maria Phylactou Name: Maria Phylactou Title: Sole Director

/s/ George Economou George Economou

Dated: February 26, 2019

Exhibit A
JOINT FILING AGREEMENT
The undersigned agree that this Schedule 13D/A dated February 26, 2019 relating to the common stock of Danaos Corp. shall be filed on behalf of the undersigned.
[Signature Page Follows]

[SCHEDULE 13D/A JOINT FILING AGREEMENT SIGNATURE PAGE]
SPHINX INVESTMENT CORP.

By: Mare Services Limited

By: /s/ Dr. Renato Cefai Name: Dr. Renato Cefai Title: Director

MARYPORT NAVIGATION CORP.

By: /s/ Maria Phylactou Name: Maria Phylactou Title: Sole Director

/s/ George Economou George Economou

Dated: February 26, 2019

Exhibit B
PLEDGE AGREEMENT
(See Attached)

EXHIBIT B
EXECUTION VERSION

SECURITY AGREEMENT

dated
■  9TH JANUARY, 2017
between
SPHINX INVESTMENT CORP.
as Security Provider
and
SAMSUNG HEAVY INDUSTRIES CO. LTD.
as Secured Party
regarding the Security Interest in Securities

THIS SECURITY AGREEMENT (the “Security Agreement”) is dated on the date set forth on the cover page of this Security Agreement and made between:
(1)	SPHINX INVESTMENT CORP., with registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Security Provider”); and
(2)	SAMSUNG HEAVY INDUSTRIES CO. LTD., having its registered office at 23, Pangyo-ro 227beon-gil, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea, 13486 (the “Secured Party”).
WHEREAS
(1)
Ostro Ownters Inc., Ponente Owners Inc., Tramontane Owners Inc., Gregale Owners Inc., Levante Ownters Inc. and Sirocco Owners Inc. as buyers (each a “Buyer”) and Samung Heavy Industries Co. Ltd. as builder have entered into an Account Receivable Financing Agreement, dated 4th January 2017 (the “ARFA”) in respect of the 158,800 deadweight crude oil tanker (hull no. 2161), the 158,800 deadweight crude oil tanker (hull no. 2162), the 113,300 deadweight crude oil tanker (hull no. 2163), the 113,300 deadweight crude oil tanker (hull no. 2164), the 113,300 deadweight crude oil tanker (hull no. 2165) and the 113,300 deadweight crude oil tanker (hull no. 2166);

(2)	The Security Provider wishes to grant a security interest in the Securities (as defined below) in favor of the Secured Party under this Security Agreement;
(3)
Concurrently with the execution of this Security Agreement, the Security Provider, the Secured Party, and Credit Suisse S.A. as custodian (the “Custodian”) will enter into a control agreement (the “Control Agreement”) in order to grant and perfect the Security Interest (as defined below) in the Securities in favor of the Secured Party.

IT IS AGREED as follows:
1. DEFINITIONS
(a)	Definitions

“Business Day” shall have the meaning as set forth in the ARFA, whereby for the purposes of the Control Agreement, days on which commercial banks in Zurich are open for normal business transactions shall also be considered to be Business Days.
“CO” shall mean the Swiss Code of Obligations (Schweizerisches Obligationenrecht, OR), as amended from time to time.
“DEBA” shall mean the Swiss Federal Debt Enforcement and Bankruptcy Act (Bundesgesetz über Schuldbetreibung und Konkurs, SchKG), as amended from time to time.
“Dividends” shall mean all kinds of dividends paid whether in cash or in specie, e.g., in form of additional securities or participation rights.
“Event of Default” shall have the meaning as set forth in section 1 in connection with section 9.1 of the ARFA.
“FISA” shall mean the Swiss Federal Intermediated Securities Act (Bundesgesetz über Bucheffekten, BEG), as amended from time to time.
“Parties” and “Party” shall mean the Security Provider and the Secured Party together and each of them respectively.
“Related Rights” mean, except for Dividends, all moneys payable and any and all other accessory or other rights, benefits and proceeds (to the extent their assignability is not precluded by mandatory law) in respect of, or derived from, the Securities, whether present or future and whether by way of capital reduction, redemption, substitution, exchange, bonus or preference, conversion or otherwise, including Subscription Rights, option rights, liquidation proceeds upon liquidation of the issuer and Voting Rights.
“Section” shall mean a section of this Security Agreement.
“Secured Obligations” shall have the meaning as set forth in Section 2(c).
“Shares” shall mean 12,000,000 shares of DANAOS CORP. credited to the Securities Account.
“Securities” shall have the meaning as set forth in Section 2(a).

“Securities Account” shall mean the Security Provider’s securities account no. ###########  held with Credit Suisse S.A. in the name of SPHINX INVESTMENT CORP.
“Security Agreement” shall have the meaning as set forth in the introduction.
“Security Interest” shall have the meaning as set forth in Section 2(a).
“Subscription Rights” means the preemptive rights (Bezugsrecht) and the advance subscription right (Vorwegzeichnungsrecht) of a shareholder in relation to the Securities.
“Termination Date” means the first date on or before which all the Secured Obligations have been irrevocably paid in full in cash, and the ARFA shall have been terminated.
“Voting Rights” shall mean the voting rights and any other non-monetary participation rights in relation to the Securities.
(b)	References
References to any agreement or document shall be construed as references to such agreements or documents as amended, supplemented or novated from time to time.
2. SECURITY INTEREST
(a)
The Security Provider agrees to grant and grants to the Secured Party a first ranking and continuing security according to article 25 FISA (the “Security Interest”) in the Shares credited to the Securities Account and the Related Rights (together the “Securities”).

(b)	Subject to any transfer following the realization of the Security Interest, legal title of the Securities remains with the Security Provider.
(c)
The Security Interest shall serve as a first ranking and continuing security for the Secured Party for the payment and discharge of any and all present or future, conditional or unconditional claims and obligations which the Secured Party may have against any of the Buyers under the ARFA, as amended, varied, supplemented, novated or restated from time to time, including but not limited to all interest and commissions due or to become due thereon, as well as all costs, fees and expenses, arising in connection therewith or with the protection, preservation, or realization of the Security Interest (the “Secured Obligations”), irrespective of any intermediate discharge of any but not all of the Secured Obligations.

(d)	The Security Interest is perfected by the execution of the Control Agreement by the Security Provider, the Secured Party and the Custodian.

(e)
As of the date of and for as long as this Security Agreement remains in effect and subject to Section 5 of this Security Agreement, the Security Provider shall not be entitled to give any instructions to the Custodian in respect of the Securities Account or the Securities, without the Secured Party’s consent.

(f)	Any Subscription Rights and Voting Rights shall remain with the Security Provider, and the Security Provider shall be entitled to receive and retain all Dividends.
3. REPRESENTATIONS AND WARRANTIES
The Security Provider hereby represents and warrants to the Secured Party that as of the date of this Security Agreement:
(i)
the Security Provider is duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation and has the full corporate power and authority to own and use its assets and properties and to conduct its business as presently conducted;

(ii)	the Security Provider has the necessary power and authority to enable it to enter into, and perform its obligations under, this Security Agreement and the Control Agreement;
(iii)	the Security Provider is neither insolvent nor subject to any composition or bankruptcy proceedings;
(iv)
all consents, approvals and authorizations have been duly obtained and corporate resolutions duly passed to enable the Security Provider to enter into, and perform its obligations under, this Security Agreement and the Control Agreement, and the validity and enforceability of this Security Agreement and the Control Agreement or any obligations of the Security Provider thereunder is not subject to any restriction of kind, consent or other (legal or non-legal) requirement or condition that has not been satisfied:

(v)
this Security Agreement and the Control Agreement (i) constitute legal and valid obligations binding on the Security Provider, (ii) create an effective and perfected first ranking continuing security over the Securities, and (iii) are enforceable against the Security Provider in accordance with its terms;

(vi)
there are no agreements between the Security Provider and any third party relating to the Securities that are opposed to the obligations of the Security Provider and the rights of the Secured Party under this Security Agreement and the Control Agreement or the realization or the proceeds of enforcement of the Securities;

(vii)
the Security Provider is the sole legal and beneficial owner of the Securities and the Securities are free and clear of any security interest, pledges, liens, encumbrance, or other interests or third party right of any nature (whether in rem or in personam) other than the Security Interest created hereunder;

(viii)	the Security Provider has not assigned, transferred or otherwise disposed of any of its rights, title and interest in the Securities; and
(ix)
the Securities are fully fungible, credited to the Securities Account, listed on a regulated exchange and transferable by way of instruction to the account keeping bank or securities dealer and crediting to the transferee’s securities account.

4. FURTHER COVENANTS OF THE SECURITY PROVIDER
The Security Provider hereby undertakes for as long as the Security Interest remains in effect:
(i)
to consent that the Custodian provides the Secured Party with a statement of account concerning the Securities Account as reasonably requested, and not to close the Securities Account, except with the prior written consent of the Secured Party;

(ii)	to take all action required to constitute a valid and binding first ranking continuing security over the Securities pursuant to the terms of this Security Agreement and the Control Agreement;
(iii)
not to enter into any legal instrument relating to, or granting any lien, encumbrance, or other interest or third party right over, or dispose of, or assign the Securities or take any other action with respect to the Securities that would jeopardize any rights of the Secured Party under this Security Agreement, the Control Agreement or the realization of the Security Interest without the Secured Party’s prior written consent;

(iv)
to promptly execute such further documents and do such further acts which the Secured Party may reasonably require in connection with the creation, perfection, protection, maintenance or realization of the Security Interest; and

(v)
in case of the realization of the Security Interest to do all acts and things necessary, and to procure that all acts and things be done to properly effect any transfer of the Securities to a new owner, free of any security interest, lien, encumbrance or other interest or third party right of any nature in any of the Securities so transferred.

5. VOTING RIGHTS, DIVIDENDS, ETC
So long as the Secured Party has not given the notice referred to in Section 6:
(i)	The Security Provider shall be entitled to exercise any and all Voting Rights and Subscription Rights relating to the Security Interest or any part thereof for any purpose;
(ii)	The Security Provider shall be entitled to receive and retain any and all Dividends payable in respect of the Security Interest that are paid by any issuer;
(iii)
The Secured Party shall execute and deliver, or cause to be executed and delivered, to the Security Provider, all proxies, powers of attorney, dividend orders and other instruments as the Security Provider may reasonably request for the purpose of enabling the Security Provider to exercise the rights and powers that it is entitled to exercise pursuant to sub-clause 5(a) and to receive the Dividends that is authorized to retain pursuant to sub-clause 5(b).

6. REALIZATION OF SECURITY INTEREST
(a)
Upon notice from the Secured Party during the existence of an Event of Default, the Secured Party shall have the right, but not be obliged, to realize, the Security Interest, at its discretion either by: (i) private enforcement in accordance with Art. 31 FISA, including, but not limited to, acquisition of the Securities for the Secured Party’s account (Selbsteintritt), irrespective of whether or not enforcement proceedings pursuant to the DEBA have been initiated; (ii) enforcement proceedings pursuant to the DEBA; and/or (iii) enforcement proceedings pursuant to other applicable laws

(b)
With regard to private enforcement, the Security Provider hereby authorizes the Secured Party to act as its attorney and, in the Security Provider’s name and on its behalf to execute, deliver and perfect all documents and to do all things that are required or expedient in this respect.

(c)	The Parties agree in advance that a sale according to article 130 DEBA (Freihandverkauf) shall be admissible.
(d)
Notwithstanding the foregoing and notwithstanding the provision of article 41 DEBA, if applicable, the Secured Party shall be at liberty to institute or pursue ordinary enforcement proceedings for the recovery of debt without having first realized the Security Interest or institute proceedings for the realization of the Security Interest (waiver of the beneficium excussionis realis).

(e)
No failure on the part of the Secured Party to exercise, or delay on their part in exercising, any right under this Security Agreement or the Collateral Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of a right under this Security Agreement or the Collateral Agreement preclude any further or other exercise of that or any other such right.

7. RELEASE OF SECURITIES/TERMINATION
(a)
This Security Agreement shall remain in full force and effect until the Termination Date, be binding upon the Security Provider, its successors and assigns and inure, together with the rights and remedies of the Secured Party hereunder, to the benefit of the Secured Party and its successors, transferees and assigns.  Upon the Termination Date, the Security Interest granted hereby shall automatically terminate hereunder and of record and all rights to the Security Interest shall revert to the Security Provider.  Upon any such termination the Secured Party shall, at the Security Provider’s expense, execute and deliver to the Security Provider or otherwise authorize the filing of such documents as the Security Provider may reasonably request.

(b)	The Secured Party will not, and shall not be deemed to have made, any representation or warranty, whether express or implied, with respect to any Securities released.

8. INDEMNITY
(a)
The Security Provider shall hold the Secured Party harmless of, and indemnify the Secured Party against, any losses, damages, claims, costs or expenses (including legal fees) which the Secured Party may suffer in connection with (i) a breach of any representation, warranty or undertaking contained in this Security Agreement or the Collateral Agreement, or (ii) the enforcement of the Security Interest, unless the respective Secured Party acts in willful misconduct (Absicht) or gross negligence (grobe Fahrlässigkeit).

(b)
The Secured Party shall not be liable for any loss or damage suffered by the Security Provider, save in respect of such loss or damage which is suffered as a result of the wilful misconduct (Absicht) or gross negligence (grobe Fahrlässigkeit) of the Secured Party.

9. BANK SECRECY WAIVER
The Security Provider explicitly authorizes the Secured Party to request from the Custodian any data regarding the Securities Account and the Securities subject to a prior written notice of three (3) Business Days from the Secured Party to the Security Provider and the Security Provider hereby explicitly waives its banking secrecy and data protection rights in this regard.
10. MISCELLANEOUS
No failure or delay by the Parties in exercising any right, power or privilege granted under this Security Agreement or the Control Agreement shall operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
11. TAXES, COSTS, EXPENSES
All taxes, costs and expenses (including but not limited to legal, audit, valuation and notarial fees, registration fees and translation costs) arising out of or in connection with (i) the negotiation, preparation and execution of this Security Agreement, the

Collateral Agreement and any related documents (including any amendments thereof and any release of security) and (ii) the perfection, maintenance, protection and enforcement of the Security Interest or the exercise of the Secured Party’ rights granted under this Security Agreement, the Control Agreement or any related document shall be borne by the Security Provider.
12. NOTICES
(a)	Notices under this Security Agreement shall be made in writing, either by letter, by fax or by e-mail, and shall be in English.
(b)
Notices shall be deemed received when they have been (i) duly dispatched by registered mail or international courier and addressed as set forth below, or (ii) sent by fax or e-mail addressed as set forth below and receipt confirmed by fax or e-mail, respectively, by the relevant recipient, or (iii) delivered personally to the recipient as stated below:

If to the Secured Party:	Geoje Shipyard
80, Jangpyeong 3-ro, Geoje-si,
Gyeongsangnam-do, 53261, Korea
Attn: Mr. Y.M. Kang
Tel: (+82)55-631-0480
Fax: (+82)55-630-4978

If to the Security Provider:	c/o Mare Services Limited
5/1 Merchants Street
Valletta VLT 1171, Malta
Attn: Mare Services Limited
Tel: (+356) 21 222 097
Fax: (+356) 21 249 950

or any substitute address or fax number as a part may notify to the other in accordance with the above by not less than five days’ notice.

13. ENTIRE AGREEMENT
This Security Agreement, the Control Agreement and any other documents referred to herein, constitute the entire agreement and understanding among the Parties with respect to the Security Interest, and shall supersede all prior oral and written agreements or understandings of the Parties relating to the Security Interest and the Securities.
14. AMENDMENTS AND WAIVERS
This Security Agreement may only be modified or amended by a document signed by all Parties.  Any provision contained in this Security Agreement may only be waived by a document signed by the Party waiving such provision.
15. TRANSFER OF RIGHTS AND OBLIGATIONS
(a)	The Security Provider may not transfer or assign this Security Agreement or any rights or obligations hereunder without prior written consent of the Secured Party.
(b)	The Secured Party may transfer and assign this Security Agreement or any rights or obligations hereunder with the prior consent of the Security Provider or any other person to any third party.
16. SEVERABILITY
Should any part or provision of this Security Agreement be held to be invalid or unenforceable by any competent arbitral tribunal, court, governmental or administrative authority having jurisdiction, the other provisions of this Security Agreement shall nonetheless remain valid.  In this case, the Parties shall endeavor to negotiate a substitute provision that best reflects the economic intentions of the Parties without being unenforceable, and shall execute all agreements and documents required in this connection.

17. LAW AND JURISDICTION
(a)
This Security Agreement and the Security Interest (including all matters of its creation and perfection) shall be governed by and construed in accordance with the laws of Switzerland, excluding Swiss conflict of laws rules.

(b)
All disputes arising out of or in connection with this Security Agreement, including disputes on its conclusion, binding effect, amendment and termination, shall be resolved exclusively by the courts of the city of Zurich, venue being Zurich 1.  Where the law permits, the Commercial Court of Zurich (Handelsgericht des Kantons Zürich) shall have exclusive matter jurisdictions.  The Secured Party shall have the right to institute legal proceedings against the Security Provider before any other competent court or authority, in which case Swiss law shall nevertheless be applicable as provided in paragraph (a) above.

[Signature page follows]

SPHINX INVESTMENT CORP.
By: /s/ Iraklis Sbarounis	By: /s/ Savvas Tournis
Name: Iraklis Sbarounis	Name: Savvas Tournis
Function: Attorney-In-Fact	Function: Attorney-In-Fact

SAMSUNG HEAVY INDUSTRIES CO. LTD.
By: /s/ S.I. Oh	By: /s/ Yong Min Kang
Name: S.I. Oh	Name: Yong Min Kang
Function: Attorney-In-Fact	Function: Attorney-In-Fact